Exhibit 20

                                           N E W S  R E L E A S E


For Immediate Release

Investor Contact:   Barb Gould     (216) 589-4085
Media Contact:      Andy Opila     (216) 589-4018

M.A. HANNA PLANS TO SELL DAY INTERNATIONAL, INC.


CLEVELAND (December 8, 1994)....M.A. Hanna Company (NYSE/CHX:

MAH), an international specialty chemicals company, today

announced plans to sell Day International, Inc., based in Dayton,

Ohio.  The company has retained the investment banking firm of

Salomon Brothers Inc. to assist in the divestiture.



Day International, with annual sales of $117 million, produces highly engineered blankets used on offset printing presses to transfer ink from the printing plate to paper and consumable parts used by textile mills in the production of yarns and

fabrics.  It has manufacturing facilities in Asheville, North

Carolina; Three Rivers, Michigan; Dundee, Scotland; and Lerma,

Mexico.  All are ISO registered.



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"Day International is a well-run, profitable business, but, as a manufacturer of finished products, it is outside our strategic focus to serve the worldwide polymers industry," said M.A. Hanna

Chairman Martin D. Walker.  "Our objective to become the leading supplier of specialty rubber and plastic materials and an

international distributor of plastic resins requires continued

aggressive investment.  The sale of Day International will

maintain our financial flexibility to fund opportunities in our core businesses.  We are confident that the customers and

associates of Day International will benefit with an owner more focused on the printing and textiles industries."



Walker noted that Day International Printing Products and

Textiles Products are leaders in their industries in the United

States and are strong competitors in Europe and Asia.  The

company's management has led the business through a series of new product introductions such as the Newsmaker TM and the

Patriot TM 3000.  "Day International's strong product lines,

combined with leading technology and a seasoned management team,

represent an opportunity for prospective domestic or

international buyers," Walker said.





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Day International, Inc. was acquired by M.A. Hanna in 1987.

Other M.A. Hanna business units that were part of the Day

acquisition are Cadillac Plastic, the number one distributor of plastic shapes in North America, and Colonial Rubber and

Plastics, which have the largest compounding capacities in North

America.



As a result of the decision to sell Day International, generally accepted accounting principles require that its sales and profits be reported as discontinued operations on the M.A. Hanna

financial statements.  This accounting treatment does not affect the strong performance of Day International, which will continue to operate as an ongoing and viable business.



Restated quarterly financial statements for 1993 and 1994 are available by calling M.A. Hanna's Investor Relations Department

(800-688-4259).   To obtain additional information about the sale

of Day International, a conference call is scheduled for

11 a.m. EST on December 8, 1994.  To participate, call 212-346-0107.




M.A. Hanna Company has sales greater than $1.5 billion.  Primary businesses of M.A. Hanna are plastic and rubber compounding,

color and additive concentrates and resin distribution.